                        UgoMedia Interactive Corporation
                          10011-123 St. NW, Suite 2303
                        Edmonton, Alberta, Canada T5N 1M9

                              Information Statement
                            Pursuant To Section 14(f)
                     of the Securities Exchange Act of 1934
                            and Rule 14f-1 Thereunder

                                  INTRODUCTION

This Information Statement is being mailed on or before February 23, 2003, to holders of record on February 1, 2003 of shares of Common Stock of UgoMedia
Interactive Corporation, a Nevada corporation (the "Company") in connection with changes in members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

The Company was formed as a Nevada Corporation on August 22, 2000 under the name
UgoMedia Interactive Corporation.

This Information Statement is being delivered to provide information regarding changes and anticipated changes in the membership of the Board of Directors of the Company which occurred and will occur conjunction with the agreements as described below, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

Change in control and majority of directors of the registrant that has occurred since the beginning of its last fiscal year.

The name of the person(s) who acquired such control:  Mr. Aldo Rotondi and
Nevada Fund, Stephen Brock, President.

The amount and the source of the consideration used by such person(s): $65,000.
$15,000 from personal funds of Mr. Rotondi and remainder used solely to purchase
Nevada Fund shares by issuance of a note to the Company from Nevada Fund only.

The basis of the control:  Purchase of 5,000,000 shares, constituting more than
50% of the issued and outstanding common stock of the Company.

The date and a description of the transaction(s) which resulted in the change in control: October 3, 2002.

Three Agreements:
1.  Agreement between the Company and Nevada Fund ("Fund") and Aldo Rotondi or
assigns ("Aldo").

The Company sold 5,000,000 shares of its common stock to Fund and Rotondi or assigns at a price of $.013 per share for the following consideration:

$65,000.00, payable $15,000 upon execution, with a non interest bearing promissory note from Fund in the amount of $5,000, secured by the shares sold, due 30 days after closing, and the balance of $45,000 due in 12 months or when the Company is sold or merged, which ever comes first.

The shares were divided evenly between Fund and Aldo (2,500,000 shares each).

Prior to closing, Aldo was elected to the Board of Directors of the Company to fill the vacancy created by Deborah Stapleton's resignation.  Thereafter, Mike
Stapleton resigned as officer and director of the Company.

2.  Agreement between the Company and Deborah Stapleton ("Stapleton").

The Company purchased 500,000 issued and outstanding shares of the Company, constituting all the shares of the Company owned by Stapleton, from Stapleton for an aggregate of $1.00.

Prior to closing, Stapleton resigned as an officer and director of the Company.

3.  Agreement between the Company and Michael W. Stapleton ("M. Stapleton"), as
amended October 7, 2002.

The Company purchased 1,356,666 issued and outstanding shares of the Company from M. Stapleton, constituting all shares of the Company owned by M. Stapleton, for the following consideration:$65,000.00, payable $15,000 upon execution, with a non interest bearing note  for $5,000, secured by the shares sold, due 30 days after closing, and the balance due in 12 months or when the Company is sold or merged, which ever comes first.

M. Stapleton also agreed to a termination of his Consulting Agreement with the
Company and a release of all liabilities associated therewith.

M. Stapleton also retained certain assets of the Company set forth in the
Agreement, and assumed responsibility for certain liabilities of the Company set forth in the Agreement.

Prior to closing, M. Stapleton elected Aldo Rotondi to the Company's Board of
Directors  to fill the vacancy created by Deborah Stapleton's resignation.
Thereafter, M. Stapleton resigned as an officer and director of the Company.

The percentage of voting securities of the registrant now beneficially owned directly or indirectly by the person(s) who acquired control: 63.17%

The identity of the person(s) from whom control was assumed. Ugomedia
Interactive Corporation, Mike Stapleton, Deborah Stapleton

If the source of all or any part of the consideration used is a loan made in the ordinary course of business by a bank as defined by Section 3(a)(6) of the Act, the identity of such bank shall be omitted provided a request for confidentiality has been made pursuant to Section 13(d)(1)(B) of the Act by the person(s) who acquired control. In lieu thereof, the material shall indicate that disclosure of the identity of the bank has been so omitted and filed separately with the Commission: N/A

Describe any arrangements, known to the registrant, including any pledge by any person of securities of the registrant or any of its parents, the operation of which may at a subsequent date result in a change in control of the registrant:
The agreement with Sciax Technology, Inc. described below.

Agreement with Sciax Technology, Inc.

A Common Stock Purchase Agreement (the "Agreement") was made and entered into as of the 8th day of January, 2003, between the Company , 4137639 Canada Inc., a
Canadian corporation which is a wholly-owned subsidiary of the Company ("Sub"), and Sciax Technology, Inc., a Canadian corporation ("Sciax"), which provides, in pertinent part, as follows:

1.1
        (a)   Subject to all the terms and conditions of the Agreement, at the
              Closing, the Company (which right may be assigned to Sub) shall purchase from the shareholders of Sciax, and the shareholders of
              Sciax shall sell to the Company or Sub, an aggregate of 21,100,000 shares of the common stock of Sciax ("Sciax's Shares")
              beneficially owned by the shareholders of Sciax. In consideration therefor, the Company or Sub shall deliver to the shareholders of
              Sciax an aggregate of 19,100,000 common shares of the Company
              ("UgoMedia Common Shares").

        (b)   Notwithstanding the foregoing, Ken Smart, a shareholder of Sciax, shall, in lieu of receiving UgoMedia Common Shares pursuant to paragraph (a), exchange each of the 20,782,000 Sciax's Shares beneficially owned by Ken Smart immediately before the Closing for
              4,703,036 Shares of Voting Preferred Stock of UgoMedia ("Preferred
              Shares") and 18,812,182 Exchangeable Shares of Sciax
              ("Exchangeable Shares"). (The Preferred Shares, Exchangeable
              Shares and UgoMedia Common Shares to be issued as consideration for Sciax's Shares are hereinafter referred to the "Share
              Consideration.")

1.2      Other Consideration. Subject to all the terms and conditions of the
Agreement, Sciax agreed to pay to the Company the following additional consideration:

         (a)   US$100,000 cash ("Cash Consideration"), which may be used to satisfy certain debts and obligations of the Company.

         (b)   Two (2) promissory notes ("Notes") to be issued at Closing by the
               Company in favour of Aldo Rotundi (and/or Airim Capital Group)
               and Nevada Fund (and/or Stephen Brock) in the aggregate amount of
               US$350,000 ("Loan Consideration") to satisfy certain debts and obligations of the Company, including all funds advanced by them to the Company at or prior to Closing and funds used to redeem their stock as provided elsewhere in the agreement

               The Notes shall bear simple interest at the rate of 6% per annum.
               The Notes shall be due and payable on the first anniversary of the Closing, subject to prepayment in whole or in part at any time without premium or penalty.

               The Notes will be guaranteed by Sciax. In addition to standard language, the Notes shall have the following terms and conditions:

               Holders of the Notes shall have the option, at any time prior to their due date, and provided that there is no default under such
               Notes, to convert all unpaid principal and accrued interest on the Notes into UgoMedia Common Shares at the rate of US$.20 per share. This option may be exercised in whole or in part at any time prior to repayment of the Notes. If there is a default in the
               Notes, then holders of the Notes shall have the option, at any time the Notes are in default, to convert all unpaid principal and accrued interest into UgoMedia Common Shares at the lower of
               (i) $.20 per share; or (ii) the average trading price of UgoMedia
               Common Shares for the twenty (20) day period immediately prior to the date of the option exercise notice from the Holders. This option may be exercised in whole or in part at any time the Notes are in default. Further, to the extent any shares are acquired under this option, the owners of such shares, if the option is exercised collectively, shall have a one time right to require that the Company register the shares for resale within 90 days of such request on a registration statement filed with the
               Securities Exchange Commission ("SEC") and kept effective until all such shares are resold, all at the Company's expense.

1.3      Closing. The parties shall hold the Closing on the earlier of: (i)
March 31, 2003 or (ii) no later than the fifth business day (or such other date as the parties hereto may agree) following the business day on which the last of the conditions set forth in the Agreement is fulfilled or waived (the "Closing"), at 11:00 A.M., local time, at the offices of the Company, or at such other time and place as the parties may agree upon.

1.4      Name Change. Immediately following the Closing, the Company shall change its name to Sciax Technologies, Inc. (the "Name Change"). The Company undertakes to obtain the necessary shareholder consent for the Name Change. A Schedule 14C shall be filed with the SEC following Closing.

1.5      Consulting Agreements. Sciax and the Company have agreed that, as a condition of Closing, the Company shall enter into consulting agreements with each of Nitin Amersey and Richard Griffiths pursuant to which, among other things, each will be issued 1,000,000  UgoMedia Common Shares (the "Consulting
Shares"). The consulting agreements shall also contain the following terms:

         (a)   with respect to Nitin Amersey, of the aggregate 1,000,000
               UgoMedia Common Shares to be issued to him, no more than 250,000 shares shall be subject to a registration statement on Form S-8 to be filed following the Closing. The remaining 750,000
               Consulting Shares shall be restricted and shall bear a
               restrictive legend; and

         (b)   with respect to Richard Griffiths, of the aggregate 1,000,000
               UgoMedia Common Shares to be issued to him, no more than 500,000 shares shall be subject to a registration statement on Form S-8 to be filed following the Closing. The remaining 500,000
               Consulting Shares shall be restricted and shall bear a
               restrictive legend.

The owners of Consulting Shares not registered under the Form S-8, if the option is exercised collectively, shall have a one time right to require that the
Company register the shares for resale, within 90 days of such request, on a registration statement filed with the SEC and kept effective until all such shares are resold, all at the Company's expense.

1.6      Preferred Shares. The Preferred Shares shall have only one right or preference: Each share shall be entitled to 4 votes upon any matter that the
Shareholders of Sciax or the Company have the right to vote.

1.7      Exchangeable Share Documentation.

         (a)   It is intended that the Exchangeable Shares will be generally received by resident Canadian shareholders of Sciax without recognition of any gain or loss pursuant to the Income Tax Act
               (Canada) (the "Canadian Tax Act).

         (b)   Prior to the Closing, Sub shall reorganize its capital by filing articles of amendment (the "Reorganization") under the Canada
               Business Corporations Act to create an additional class of shares as Exchangeable Shares.

1.8      OSC Order. If necessary, the Company shall, following the
Closing, use its best efforts to cause its legal counsel to apply to the
OSC for a ruling pursuant to subsection 74(1) of the Securities Act (Ontario) to permit the distribution of the Share Consideration to holders of Exchangeable
Shares without a prospectus being filed under the Securities Act (Ontario).

1.9      Intellectual Property Agreements. Sciax and the Company also agreed to discuss and determine appropriate documentation to be delivered at
Closing allowing the intellectual property of Sciax and/or Ken Smart to be returned to Ken Smart in the event of the bankruptcy or insolvency of the
Company following the Closing, provided the parties hereto are not adversely affected. The intellectual property agreements referred to shall be an option agreement in favour of Ken Smart for the purchase of the intellectual property of Sciax at fair market value in the event of bankruptcy or insolvency of
UgoMedia or Sciax and a right of first refusal for the purchase of the intellectual property of Sciax at fair market value in the event of the sale of the intellectual property to a third party.

Voting Securities

As to each class of voting securities of the registrant entitled to be voted at the meeting (or by written consents or authorizations if no meeting is held), state the number of shares outstanding and the number of votes to which each class is entitled:

9,634,666 shares of Common Stock as of February 1, 2003

Security Ownership of Certain Beneficial Owners

The following table sets forth the number of shares of Common Stock owned of record and beneficially as of February 1, 2003 by current executive officers, directors, persons who hold 5% or more of the outstanding Common Stock of the
Company and by current officers and directors as a group. The table also reflects the number of shares which are expected to be owned by such persons following sale of their shares pursuant to the Agreement.

Pre-Closing

 Name and Address                     Current        Percent     After Closing      Percent

 Aldo Rotondi
 10011-123 St. NW, Suite 2303
 Edmonton, Alberta, Canada  T5N 1M9   2,950,000        30.6         682,677           2.4

 Nevada Fund (1)                      2,900,000        30.3       1,532,677           5.4

 All directors and executive          2,950,000        30.6         682,677           2.4
 officers (1 persons)
                                     --------------------------------------------------------

(1)   Includes 400,000 shares owned by Mr. Stephen Brock.  Mr. Brock is the principal of the Nevada Fund

This information is based upon 9,834,666 shares of common stock outstanding prior to the closing of the transaction.

Post-Closing

 Name and Address                     Current        Percent     After Closing      Percent [1]

 Nitin Amersey
 212 Avenue Road
 Toronto, Ontario
 Canada M5R 2J4                               0           0       1,000,000           3.7

 Aldo Rotondi
 10011-123 St. NW, Suite 2303
 Edmonton, Alberta, Canada  T5N 1M9   2,950,000        30.6         682,677           2.4

 Ken Smart [1]
 42 Logan Avenue
 Toronto Ontario
 Canada M4K 1L5                               0                  18,812,182          66.8

 All directors and executive
 officers (5 persons) [1]             2,950,000        30.6      20,494,859          72.9
                                     --------------------------------------------------------

[1]   Assumes conversion of 18,812,182 Exchangable Shares. Until converted, Mr.
      Smart holds Voting Preferred stock with 18,812,182 votes in the aggregate, to be surrendered on a vote-for-vote basis upon conversion of the
      Exchangable Shares.

This information is based upon 27,200,000 shares of common stock to be outstanding subsequent to the closing of the transaction, assuming conversion of all Exchangable Shares.

Information concerning officers and directors

Current Officer and Director

------------------------ ------------------------ ------------------------
Name                              Age                     Position
------------------------ ------------------------ ------------------------
Aldo Rotondi                      39               President and Director
------------------------ ------------------------ ------------------------

Anticipated Officers and Directors after Closing of the Merger

------------------------ ------------------------ ------------------------
Name                              Age                    Position
------------------------ ------------------------ ------------------------
Aldo Rotondi                      39               Director
------------------------ ------------------------ ------------------------
Ken Smart                         42               President and Director
------------------------ ------------------------ ------------------------
Nitin Amersey                     50               Director
------------------------ ------------------------ ------------------------
Alfred Schrof                     45               Director
------------------------ ------------------------ ------------------------
Bengt Odner                       49               Director
------------------------ ------------------------ ------------------------

Aldo Rotondi has been President and Director since October 2001. Since prior to
1997, he has been President of Airim Capital Group, Inc., a Canadian corporation involved in strategic business consulting primarily involved in assisting companies to develop and implement business plans. Mr. Rotondi will continue as a director following the closing of the merger.

Ken Smart will become President of the Company upon Closing of the transaction.
Since 1996, Mr. Smart has been founder and President of Sciax Technology Inc.
which is in the business of developing, marketing and selling defense and security products and technology. He has a BAA in photography from the Ryerson
Polytechnical Institute in Toronto, Canada.

Nitin Amersey will become a Director upon Closing of the transaction. Since 1978
Mr. Amersey has been President of Scothalls Limited, a trading company. Mr.
Amersey has served as President of CircleTex Corp., a web site development and management firm since 2001. From 1988 to 2000, he was Chairman and CEO of The
Caribbean Sea Island Cotton Company Ltd. He is a partner of Amersey Damoder, a raw cotton merchant firm, located in Mumbai, India. Mr. Amersey is Chairman of
Door to Door Settlement & Signing Services Inc. He also serves as a director of Environmental Solutions World Wide, a publicly-held company. Mr. Amersey graduated magna cum laude with honors from Miami University of Ohio with a
Bachelor of Science in Business with a major in economics. He is a Phi Beta
Kappa and a Phi Kappa Phi. Mr. Amersey has a Master of Business Administration
(MBA) degree from the University of Rochester.

Alfred Schopf will become a director upon Closing of the transaction. For more than the past 5 years, he has been the President and CEO of ARRI AG, part of the
ARRI Group in Germany. ARRI is a manufacturer of professional film cameras and professional lighting for the movie industry. Mr. Schopf has an MBA (1980) from
Pforzheim University in Germany.

Mr. Bengt Odner will become a Director upon Closing of the transaction. He is a director of Crystal Fund, Ltd., a Bermuda mutual fund, and has been a director of Crystal Fund Managers, Ltd. since 1996. From 1990 through 1995, Mr. Odner was the Chairman of Altus Nord AB, a property holding company specializing in
Scandinavian properties and a wholly owned subsidiary of Credit Lyonnais Bank .
Mr. Odner is also a director of Environmental Solutions Worldwide Inc. He holds a Master's in Business Administration from Babson College.

Executive Compensation

No officer or director has received any remuneration or compensation from the
Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, except for the 2002 Stock Award Plan as described in our Form S-8 filed October 9, 2002.

Following the Closing of the transaction, Mr. Rotondi will have the options described above.

Following the Closing of the transaction, Mr. Amersey will enter into a one year consulting agreement and will receive, as compensation therefor, 1,000,000 shares of common stock, 250,000 of which shall be subsequently registered on a registration statement on Form S-8 as described above and the remainder subject to one-time demand registration rights.

Compliance with Section 16(a) of the Exchange Act

The Company has been advised by its officers, directors and principal shareholders that as of the end of its most recent fiscal year, its officers and directors were current in filing all required reports pursuant to Section 16(a)
of the Exchange Act.

Audit, Nominating and Compensation Committees of the Board of Directors

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors did not hold any formal meetings during the fiscal year which ended December 31, 2002.

Certain Relationships and Related Transactions

Mr. Rotondi and Mr. Brock received 450,000 and 75,000 shares of common stock, respectively, issued under the registration statement on Form S-8 filed in
November 2002. Mr. Brock was issued an additional 75,000 shares for consulting services in November 2002. These shares were valued at $.06 per share based upon the fair market value of services to be rendered.

Mr. Rotondi and an affiliate of Mr. Brock were parties to the  transactions which resulted in the change in control October 3, 2002 as described in
"Agreement with Sciax Technology, Inc. - Section 1.2" above.

An affiliate of Mr. Brock, GoPublicToday.com, Inc. received $40,000 and 150,000
Company shares for services rendered to the Company prior to the date the
Company's shares were qualified for quotation on the over the counter bulletin board.